FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004.

ROGERS COMMUNICATIONS INC.

(Translation of registrant's name into English)

333 Bloor Street East, 10th Floor
 Toronto, Ontario M4W 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Alan D. Horn

Alan D. Horn
Vice President, Finance and Chief Financial Officer

Date:	November 24, 2004

Exhibit Index

Exhibit Number	Description

99.1	Interim Report and Financial Statements of Rogers Communications Inc. for the third quarter and nine months ended September 30, 2004.

This 6-K/A amends the 6K filed on October 27, 2004 to include Note 15 to the Financial Statements - Canadian and United States accounting policy differences.